UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Funds

Disclosures Before investing, view longleafpartners.com to carefully read the Prospectus or Summary Prospectus and consider the Funds’ investment objectives, risks, charges, and expenses. Fund Ownership includes the following risks—stock market, investment selection, corporate ownership, non-diversification, non-US investment, small cap (particularly for the Small-Cap Fund), focused geography, and derivatives—discussed in the Prospectus. Portfolio holdings discussed are subject to change. Funds distributed by Rafferty Capital Markets, LLC.

Our Competitive Advantages Southeastern’s five distinct, sustainable advantages are: Proven Investment Thirty-seven years of successful results across multiple equity universes using the same Discipline in-depth, rigorous, research discipline to assess business value, quality, and management competence Long-Term Long-term stability to look beyond short-term market pressures and invest based on Investment Horizon intrinsic business values because of being employee-owned with like-minded clients Corporate Superior insight and access provided by our extensive contacts, partnership record, and Management Insight global presence and Access Cohesive Investment Consistent leadership and philosophy for over three decades guiding a single, global, Team multigenerational team Aligned Partnership Alignment of interests through our investment ownership requirement, our firm’s Approach independence, and our selection of stocks with vested management 2 For institutional investors only

Firm Overview Our thirty-seven year owner-operator model Year Founded 1975 Locations Memphis, TN (Headquarters) ? London ? Singapore ? Sydney ? Tokyo Employees 65 total Ownership Independent ? 100% employee owned ? 18 principals Assets Under Management at 12/31/12 Total AUM = $31.9 billion Separate Longleaf Mandate Assets Accounts Funds 5% 11% US large cap $ 16.2 B $ 8.5 B $ 7.7 B Global $ 10.4 B $ 10.1 B $ 0.3 B US small cap (closed) $ 3.5 B $ 0.1 B $ 3.4 B 51% Non-US $ 1.8 B $ 0.3 B $ 1.5 B 33% Total $ 31.9 B $ 19.0 B $ 12.9 B % Firm AUM 60% 40% 3

Our Clients, Our Partners Long-term relationships with like-minded, diverse clients around the world Relationships by Tenure Types of Clients Total Separate Account Relationships = 138 Total Assets Under Management = $31.9 billion Years 40% Longleaf Funds 26% Private Pension >20 27 9% Foundation/Endowment 10-20 54 8% Public Pension/Taft Hartley 6% Subadvisory 5-10 32 6% Wealth Sovereign 0-5 25 5% Other Geographic Distribution 0 10 20 30 40 50 60 Total Separate Accounts = $19.0 billion Number of Relationships 55% United States 26% Europe 10% Asia/Australia 9% Canada Data at 12/31/12 See tab for Southeastern’s client list 4

Our Global Investment Team Consistent leadership, deep cumulative knowledge, and a wide network of research contacts Research Client Portfolio Management Experience Tenure Location Experience Tenure Location Mason Hawkins, CFA (CEO) 41 38 Memphis Fraser Marcus 37 4 Memphis/London Staley Cates, CFA (CIO) 28 27 Memphis Doug Burton 25 2 Sydney Jim Thompson, CFA 25 15 Memphis Lee Harper 20 20 Memphis Ken Siazon 19 7 Singapore Peter Montgomery 16 3 Memphis Scott Cobb 18 7 London Gary Wilson, CFA 15 11 Memphis Lowry Howell, CFA 18 7 Memphis Gwin Myerberg 9 5 London Josh Shores, CFA 11 6 London John Owen 7 3 Memphis Ross Glotzbach, CFA 10 9 Memphis Trading Manish Sharma, CFA 6 4 Singapore Brandon Arrindell 5 4 Memphis Experience Tenure Location Deborah Craddock, CFA 27 26 Memphis Jeff Engelberg, CFA 14 6 Memphis Risk Management Michael Johnson 14 3 Singapore Experience Tenure Location Doug Schrank 13 4 Memphis Jim Barton, CFA 22 15 Memphis Ken Anthony 8 8 Memphis See tab for biographies 5

Our Investment Beliefs Fundamental disciplines over our three decades of investing ? Our in-depth, conservative business appraisals underpin all decisions. ? Long-term horizon provides us with “time horizon arbitrage” opportunities. ? Volatility offers us opportunity. ? Margin of safety determines our entry and exit limits. ? “Cheap” is not enough – we want sustainable competitive advantages and value growth. ? Our corporate management partners greatly impact our outcome. ? Concentrated portfolios in our 18-22 best investments adequately diversify, reduce risk, and improve return. ? Build bottom-up, benchmark-agnostic portfolios to own the highest quality, most discounted businesses. 6

Selection Criteria: We Buy Businesses, Not Stocks Qualitative and quantitative requirements Good Business ? Understandable ? Financially sound ? Competitively entrenched ? Generates free cash flow which will grow Good Good Good People Business People ? Honorable and trustworthy ? Skilled operators ? Capable capital allocators ? Shareholder-oriented ? Properly incented Good Good Price Price *P/V=60% or less where intrinsic value is determined by: ? Present value of free cash flow in each business segment ? Net asset value ? Comparable business sales *P/V is price of stock divided by our appraisal of company 7

Our Sell Criteria Long-term investment horizon, multi-year holding periods, low turnover. We sell when: 1) Price approaches current appraisal 2) Can substantially improve risk/return profile Sell high P/V to fund substantially lower P/V; swap low P/V for low P/V with significantly higher quality 3) Business’ earnings power is permanently impaired Reduce risk of “value trap” where intrinsic value is flat or declining 4) Management proves incapable of building value and replacing leadership is not feasible Low chance of success in becoming active and using our size to effect change 8

We Buy with a Large Margin of Safety Margin of safety between price and conservative appraisal value Discount Scenarios P/V at 5 Year Purchase CAGR 50% 29% 60 24 70 20 80 17 90 14 100 12 In this illustration, which does not reflect performance of any particular security, an investment purchased at $20 and sold at $70 in five years creates a 29% CAGR. This assumes that 12% comes from the business’ value growth, and 17% comes from the stock moving from half of value at the outset to full value in five years. Actual investment performance and returns are not guaranteed. 9

Our Investment Process: Disciplined and Repeatable

Thirty-seven years of in-depth research and rigorous decision process

Analysts Search for Investments (avg. 300-400/year)	Team Scrutinizes Case (avg. 100/year)	Team Approves New Holding (avg. 10-12/year)	Analyst Monitors Investment
▪ Look anywhere in universe of 3000+ stocks ▪ Investigate multiple sources including various screens ▪ Identify misunderstood, underfollowed, temporarily challenged, intensely disliked companies ▪ Regularly update wish list of 600 companies	▪ Review comprehensive analyst report ▪ Appoint Devil's Advocate (DA) ▪ Challenge investment thesis using team's cumulative experience ▪ Gain insight from our extensive network of industry competitors, clients, and others ▪ Visit management	▪ Require team agreement based on merits of case ▪ Target 5% position in applicable mandate(s) ▪ Determine cash source if necessary	▪ Update appraisal and thesis based on events and quarterly results ▪ Ongoing DA work ▪ Re-assign coverage if significant price or appraisal decline
Result : ▪ Name qualifies for team consideration, or ▪ Analyst continues to monitor	**Result:** ▪ Final appraisal and fully vetted case (diligence akin to private equity)	**Result:** ▪ Trading instructions	**Result:** ▪ Regular report; post-mortem after sale

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

10

Our Risk Management We view risk as the possibility of permanent capital loss. • Mitigate risk primarily via security Security selection criteria Selection • Size positions at 5% (18-22 names) Portfolio • Limit industries to 15% • Own < 15% of a company Construction • Hold cash when securities don’t qualify • Add/trim to improve P/V and quality • Analyze company specific risks Ongoing • Test for macro exposures and other Monitoring stress points • Impose position size ranges by name • Assess dispersion by mandate • Review individual portfolios’ holdings 11

Southeastern Summary As a research-driven investment firm, we are: Business Owners Through public markets, own a limited number of companies with durable competitive strengths Long-Term Use short-term price fluctuations to acquire businesses with a margin of safety for Investors principal protection and superior long-term absolute returns Disciplined Analysts Buy competitively entrenched, well-managed companies trading at deep discounts to conservative appraisals of intrinsic value (low “price-to-value” or “P/V”) An Experienced, Guided by over three decades of consistent leadership, 11 analysts on three continents Global Team collaborate on all investment decisions Partners with Southeastern’s employees and related entities are the largest owners of the Longleaf Our Clients Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception 12

Longleaf Partners Fund Performance Portfolio Returns at 12/31/12 – Net of Fees Total Returns Average Annual Returns 16.53% 16.00% 10.87% 11.76% 10.80% LLPF 10.10% 10.13% 9.71% 7.10% 8.22% 8.81% 6.26% 6.62% S&P 500 4.47% 3.11% 1.66% 0.25% -0.38% 4Q 1 Year 3 Year 5 Year 10 Year 15 Year 20 Year 25 Year Since Inception Cumulative Return 4/8/87 LLPF 3.11% 16.53% 33.46% 1.27% 83.52% 161.41% 588.76% 1,509.91% 1,301.23 % S&P 500 -0.38 16.00 36.30 8.59 98.58 92.82 385.19 913.62 779.12 Returns reflect Because S&P 500 was available only at month-end in 1987, reinvested capital gains and dividends but not we used the the deduction value of taxes an at 3/31/87 investor would pay on to calculate S&P 500 performance since distributions or share inception. less than original redemptions. Past performance does not cost. Visit longleafpartners.com guarantee for current future results. performance, Fund prices fluctuate and, when redeemed, which may be higher or lower than the shares may be past performance worth more or quoted. 13

Partners Fund Rolling 5 Year Relative Returns

We have faced previous weak relative periods but outperformed over most full cycles.

LLPF vs. S&P 500 Index - Rolling Annualized 5 Year Return Difference



20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
LLPF Outperforms
S&P 500 Index Outperforms
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended December 31, 2012 are as follows: Partners Fund: 16.53%, 0.25%, 6.26%, and 10.80%; S&P 500: 16.00%, 1.66%, 7.10%, and 8.81%.
Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted. An index of 500 stocks are chosen for market size, liquidity and industry grouping, among other factors. The S&P is designed to be a leading indicating of U.S. equities and is meant to reflect the risk/return characteristics of the large cap universe. An index cannot be invested in directly.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
14

Partners Fund Holdings Summary at 12/31/12 We own strong market leaders at attractive discounts. Holdings Portfolio Details % of Net Assets Inception 4/8/87 Loews 7.3% # of Securities 18 Chesapeake Energy (common, preferred) 7.1 Philips Electronics 6.0 Net Assets $7.7 billion DIRECTV 6.0 Dividend Yield 1.6% FedEx 5.9 Weighted Average Market Cap $36.0 billion Dell 5.5 CONSOL Energy 5.2 YTD Expense Ratio 0.91% CEMEX (bonds) 5.0 Bank of New York Mellon 4.9 Turnover (5 Year Average) 29% The Travelers Companies 4.9 Vulcan Materials 4.8 Aon 4.8 Sector Weights v. Benchmark (stocks and bonds) Level(3) Communications 4.5 35% Walt Disney 4.2 30% LLPF Mondelez International 4.0 25% S&P 500 Abbott Laboratories 4.0 20% Franklin Resources 3.4 15% 10% Berkshire Hathaway 3.4 5% Cash 9.1% 0% Total 100.0 Energy Utilities Consumer Discretion Consumer Staples Financials Health Care Industrials Info Technology Materials Telecom 15

Partners Fund Yearly Performance

Calendar Year Performance Net of Fees at 12/31/12

Year	Net	S&P 500
1987*	-12.96%	-13.27%
1988	35.19%	16.61%
1989	23.26%	31.69%
1990	-16.35%	-3.10%
1991	39.19%	30.47%
1992	20.47%	7.62%
1993	22.20%	10.08%
1994	8.96%	1.32%
1995	27.50%	37.58%
1996	21.02%	22.96%
1997	28.25%	33.36%
1998	14.28%	28.58%
1999	2.18%	21.04%
2000	20.60%	-9.10%

Year	Net	S&P 500
2001	10.34%	-11.89%
2002	-8.34%	-22.10%
2003	34.80%	28.68%
2004	7.14%	10.88%
2005	3.62%	4.91%
2006	21.63%	15.79%
2007	-0.44%	5.49%
2008	-50.60%	-37.00%
2009	53.60%	26.46%
2010	17.89%	15.06%
2011	-2.85%	2.11%
2012	16.53%	16.00%

*Partial year, initial public offering 4/8/87

Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended December 31, 2012 are as follows: Partners Fund: 16.53%, 0.25%, 6.26%, and 10.80%; S&P 500: 16.00%, 1.66%, 7.10%, and 8.81%.

Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception.

Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

16

Longleaf Partners Small-Cap Fund Performance Closed to new investors Portfolio Returns at 12/31/12 – Net of Fees Total Returns Average Annual Returns 22.96% LLSC 16.35% 15.25% Russell 12.25% 12.11% 11.42% 10.69% 2000 9.61% 9.72% 8.43% 8.91% 5.10% 5.89% 3.52% 3.56% 1.85% 4Q 1 Year 3 Year 5 Year 10 Year 15 Year 20 Year Since Inception 2/21/89 Cumulative Return LLSC 3.52% 22.96% 53.10% 28.24% 194.89% 295.94% 883.32% 1,028.10 % Russell 2000 1.85 16.35 41.43 19.09 152.79 136.08 404.51 666.18 *From Returns reflect public offering at 2/21/89 reinvested capital through gains and dividends but 3/31/91, Fund was managed not the deduction by a different of taxes an portfolio manager. investor would pay on distributions or share redemptions. Past less than original cost. performance Visit longleafpartners.com does not guarantee for current future results. Fund prices fluctuate and, when redeemed, performance, which may be higher or lower than the shares past may be performance quoted. worth more or 17

Small-Cap Fund Rolling 5 Year Relative Returns We have faced previous weak relative periods but outperformed over most full cycles. LLSC vs. Russell 2000 Index – Rolling Annualized 5 Year Return Difference 15.0% LLSC Outperforms 10.0% Russell 2000 Index Outperforms 5.0% 0.0% -5.0% -10.0% -15.0% Dec-94 Dec-95 Dec-96 Dec-97 Dec-98 Dec-99 Dec-00 Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06 Dec-07 Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 *From public offering at 2/21/89 through 3/31/91, Fund was managed by a different portfolio manager. Average annual total returns for the Fund and its benchmark for the one, five, ten year, and since inception period ended December 31, 2012 are as follows: Small-Cap Fund: 22.96%, 5.10%, 11.42%, and 10.69%; Russell 2000: 16.35%, 3.56%, 9.72% and 8.91% . Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted. The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3,000 Index, which represents approximately 10% of the total market capitalization of the Russell 3,000 Index. An Index cannot be invested in directly. 18

Small-Cap Fund Holdings Summary at 12/31/12 We own strong market leaders at attractive discounts. Holdings Portfolio Details % of Net Assets Inception 2/21/89 Texas Industries 11.3% # of Securities 20 Madison Square Garden 5.7 Net Assets $3.4 billion Martin Marietta Materials 5.5 Vail Resorts 5.3 Dividend Yield 1.2% Saks 5.3 Lamar Advertising 5.2 Weighted Average Market Cap $3.4 billion DineEquity 5.0 YTD Expense Ratio 0.92% Service Corporation 4.9 Turnover (5 year average) 21% Fairfax Financial 4.9 Sector Weights v. Benchmark Everest Re 4.7 Washington Post 4.6 60% LLSC Level(3) Communications 4.3 50% Russell 2000 tw telecom 4.0 40% Wendy’s 3.9 Scripps Networks Interactive 3.9 30% Willis Group Holdings 3.4 20% Quicksilver Resources 2.4 10% Legg Mason 2.0 0% Potlatch 1.6 Care Tribune 1.2 Staples Energy Health Info Technol… Telecom Utilities Cash 10.9 Consumer Discretion Consumer Financials Industrials Materials TOTAL 100.0% 19

Small-Cap Fund Yearly Performance

Calendar Year Performance Net of Fees at 12/31/12

Year	Net	Russell 2000
1989*	21.51%	9.06%
1990*	-30.05%	-19.48%
1991*	26.31%	46.04%
1992	6.87%	18.41%
1993	19.83%	18.88%
1994	3.64%	-1.82%
1995	18.61%	28.45%
1996	30.64%	16.49%
1997	29.04%	22.36%
1998	12.71%	-2.55%
1999	4.05%	21.26%
2000	12.80%	-3.02%
2001	5.45%	2.49%
2002	-3.74%	-20.48%
2003	43.85%	47.25%
2004	14.78%	18.33%

Year	Net	Russell 2000
2005	10.75%	4.55%
2006	22.33%	18.37%
2007	2.80%	-1.57%
2008	-43.90%	-33.79%
2009	49.31%	27.17%
2010	22.32%	26.85%
2011	1.79%	-4.18%
2012	22.96%	16.35%

*Partial year, initial public offering 2/21/89

*From public offering through 3/31/91, Fund was managed by a different portfolio manager.

Average annual total returns for the Fund and its benchmark for the one, five, ten year, and since inception period ended December 31, 2012 are as follows: Small-Cap Fund: 22.96%, 5.10%, 11.42%, and 10.69%; Russell 2000: 16.35%, 3.56%, 9.72% and 8.91%. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

20

Longleaf Partners International Fund Performance Portfolio Returns at 12/31/12 – Net of Fees Total Returns Average Annualized Total Returns 21.23% LLIN 17.32% MSCI EAFE 8.31% 8.21% 8.20% 6.57% 6.86% 3.18% 3.56% 3.95% -3.95% -3.69% 4Q 1 Year 3 Year 5 Year 10 Year Since Inception Cumulative Return 10/26/98 LLIN 8.31% 21.23% 9.85% -18.27% 94.23% 205.87 % MSCI EAFE 6.57 17.32 11.06 -17.13 120.21 73.16 Because EAFE was available only at month-end in 1998, we used the value at 10/31/98 to calculate EAFE performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted. 21

International Fund Holdings Summary at 12/31/12 Holdings Portfolio Details % of Net Assets Inception 10/26/98 Cheung Kong 7.6% # of Securities 23 Manabi 7.5 Net Assets $1.5 billion Lafarge 7.0 Dividend Yield 3.5% ACS 6.3 Weighted Average Market Cap $14.9 billion Philips Electronics 5.9 YTD Expense Ratio 1.29% Melco International 5.7 Turnover (5 year average) 33% Cemex (bonds) 5.6 Country Weights (stocks and bonds) C&C Group 5.2 Hong Kong 14.7% Hochtief 5.0 Spain 12.6% France 10.5% Ferrovial 5.0 Ireland 10.4% Fairfax Financial 4.5 Brazil 9.7% Netherlands 7.7% Willis Group Holdings 4.2 Mexico 6.2% Genting Berhad 4.0 Germany 5.6% Nitori Holdings 3.3 Italy 5.5% Japan 5.2% Canada 5.1% Fiat Industrial 2.6 Malaysia 4.5% Accor 2.5 UK 2.3% EXOR 2.4 Sector Weights v. Benchmark Vodafone Group 2.0 Henderson (swap) 1.6 40% LLIN Nidec 1.4 30% MSCI EAFE 20% HRT 1.2 CNH Global 0.9 10% 0% Dell (options) -2.2 Cash 10.8 Energy Health Care Info Technol… Utilities Total 100.0 % Consumer Discretion Consumer Staples Financials Industrials Materials Telecom 22

International Fund Yearly Performance Calendar Year Performance Net of Fees at 12/31/12 Year Net MSCI EAFE 1998* 9.02% 9.27% 1999 24.37% 26.96% 2000 25.93% -14.17% 2001 10.47% -21.44% 2002 -16.51% -15.94% 2003 41.52% 38.59% 2004 10.21% 20.25% 2005 12.88% 13.54% 2006 17.07% 26.34% 2007 15.29% 11.17% 2008 -39.60% -43.48% 2009 23.17% 31.78% 2010 13.69% 7.75% 2011 -20.29% -12.14% 2012 21.23% 17.32% *Partial year, initial public offering 10/26/98 Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 10/26/98 inception periods ended December 31, 2012 are as follows: International Fund: 21.23, -3.95%, 6.86%, and 8.20%; EAFE: 17.32%, -3.69%, 8.21%, and 3.95% . Because EAFE was available only at month-end in 1998, we used the value at 10/31/98 to calculate EAFE performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted. 23

Contact Information US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 (901) 761-2474 Contact John Owen ? jowen@SEasset.com Web Address southeasternasset.com 24

Biographies Research O. Mason Hawkins, CFA Chairman ? Chief Executive Officer A founder of Southeastern Asset Management in 1975, Mr. Hawkins leads the company as Chairman and CEO with 41 years of investment experience. Prior to the company’s founding, he served as Director of Research for both Atlantic National Bank in Jacksonville, FL and First Tennessee Investment Management in Memphis. Mr. Hawkins graduated with a bachelor’s degree in Finance from the University of Florida and received his master’s in Business Administration in Finance from the University of Georgia. G. Staley Cates, CFA President ? Chief Investment Officer With 28 years of investment experience, Mr. Cates serves as President and Chief Investment Officer of Southeastern. Prior to joining the company in 1986, he worked as a research associate at Morgan, Keegan & Co. in Memphis. Mr. Cates graduated from the University of Texas with a bachelor’s degree in Business Administration. Ross Glotzbach, CFA Deputy Director of Research ? Principal Mr. Glotzbach holds the position of Deputy Director of Research and Principal and has been with Southeastern since 2004. He came to the company from Stephens Inc. in Little Rock, AR where he was a Corporate Finance Analyst. Mr. Glotzbach graduated from Princeton University with a bachelor’s in Economics. James E. Thompson, Jr., CFA Senior Analyst ? Principal A Senior Analyst and Principal with Southeastern, Mr. Thompson carries a range of experience over his 25 year investment career. He rejoined Southeastern in 2010 after previously holding the position of Vice President from 1996-2007, when he opened our London office. He formerly served as the Senior Vice President and Team Leader at Mackenzie Cundill in Vancouver, Vice President of Salem Investment Counselors in Winston-Salem, NC, and Senior Analyst at Wachovia Bank and Trust Co., also in Winston-Salem. Mr. Thompson received a bachelor’s degree in Business Administration from the University of North Carolina and a master’s in Business Administration from the University of Virginia. 25

Biographies Research (continued) Ken Ichikawa Siazon Senior Analyst ? Principal A Southeastern employee since 2006, Mr. Siazon holds the position of Senior Analyst and Principal and heads our Asian research based in Singapore. Before joining the company, he worked with Lehman Brothers in Singapore, Tokyo, and Hong Kong, JP Morgan in Hong Kong and New York, Ford Motor Company in Tokyo, and Fuji Bank in Tokyo. Mr. Siazon received his bachelor’s degree in Systems Engineering from the University of Virginia and holds a master’s in Business Administration from Harvard Business School. T. Scott Cobb Senior Analyst ? Principal Mr. Cobb serves as a Senior Analyst and Principal for Southeastern and heads our European research in London. He has 18 years of investment experience, joining Southeastern in 2006 after holding positions at Smith, Salley & Associates in Greensboro, NC, with a private investor in Chapel Hill, and at CST Investments, LLC in Memphis. Mr. Cobb graduated with a bachelor’s in History from University of Memphis and a master’s in Theological Studies from Covenant Theological Seminary. Lowry H. Howell, CFA Senior Analyst ? Principal A Senior Analyst and Principal at Southeastern, Mr. Howell’s investment experience spans 18 years. Prior to joining the company, he served as Security Analyst and Principal at Flippin, Bruce & Porter in Lynchburg, VA, as well as Equity Analyst and Associate Vice President at Southern Capital Advisors in Memphis. Mr. Howell holds both a bachelor’s in Finance and master’s in Accounting from Rhodes College. Josh Shores, CFA Senior Analyst ? Principal Based in London, Mr. Shores is a Senior Analyst and Principal at Southeastern. He joined Southeastern in 2007 after working at Smith, Salley & Associates in Greensboro, NC and Franklin Street Partners in Chapel Hill, NC. A University of North Carolina graduate, Mr. Shores holds a bachelor’s degree in Philosophy and Religious Studies. 26

Biographies Research (continued) Manish Sharma, CFA Senior Analyst ? Principal Joining Southeastern in 2010 as an analyst, Mr. Sharma contributes a range of experience. In addition to being the Senior Manager at American Express in New York and Senior Analyst at Capital One Finance in Boise, ID, he carried out Equity Research internships at the State Bank of India in Mumbai, at Weitz Funds in Omaha, NE and at MFS Investment Management in London. Mr. Sharma holds a degree in Mechanical Engineering from Indian Institute of Technology, a master’s in Mechanical Engineering from Michigan State University, and a master’s in Business Administration from University of Chicago. Brandon Arrindell Analyst Mr. Arrindell has served as an analyst with Southeastern since 2010. Prior to joining the company, he worked as an Investment Banking Analyst for Morgan Stanley in New York. Mr. Arrindell received a bachelor’s degree in Economics from Harvard College. Client Portfolio Management Fraser E. Marcus Head of Global Business Development As the Head of Global Business Development at Southeastern since 2010, Mr. Marcus brings 37 years of investment experience to both our London and Memphis offices. Before joining Southeastern, he held the title of Head Strategic Advisory Europe and Middle East for Lehman Asset Management, was a Managing Partner for Dartmouth Capital Partners LLP, served as Managing Director and Co-Head of Investment Banking at ING Barings, and was Managing Partner of The Chief Executive Partnerships, all in London. Working out of both London and New York, Mr. Marcus also previously held the roles of Managing Director of Investment Banking at Salomon Brothers and Vice President of Manufacturers Hanover Limited. He graduated from Dartmouth College with a bachelor’s in English and Mathematics. Doug Burton, CFA Head of Australia/New Zealand Based in Sydney, Mr. Burton has served as Southeastern’s Head of Australia/New Zealand since 2011. He previously held positions as the Global Head of Client Service and CEO Americas for AXA Rosenberg in Orinda, CA, Managing Director for Australia/New Zealand for AXA Rosenberg in Sydney, and Client Portfolio Manager and Head of Client Service at AXA Rosenberg in Orinda. Additionally, Mr. Burton worked for Deseret Mutual Benefit Administrators in Salt Lake City, UT as a Portfolio Manager. His education includes a bachelor’s in Economics and a master’s in Finance, both from Brigham Young University, and a master’s in Economics from University of Utah. 27

Biographies

Client Portfolio Management (continued)



Lee B. Harper
Head of Client Portfolio Management · Principal

With Southeastern since 1993, Ms. Harper is a Principal and currently serves as the Head of Client Portfolio Management. She came to Southeastern from her role as a consultant at IBM Memphis, in addition to previously working as a Business Analyst at McKinsey & Company in Atlanta, GA. Ms. Harper graduated from the University of Virginia with a bachelor's degree in History and Communications and holds a master's in Business Administration from Harvard Business School.



Peter T. Montgomery
Mutual Fund Institutional Client Manager

Mr. Montgomery joined Southeastern in 2010 as Mutual Fund Institutional Client Manager. His 16 year investment career includes roles as Senior Relationship Manager at Private Capital Management in Naples, FL and Relationship Manager at Trusco Capital Management in Atlanta, GA. Mr. Montgomery received a bachelor's in Economics from Western Carolina University and a master's in Finance from Georgia State University.



Gary M. Wilson, CFA
Client Portfolio Manager · Principal

Currently a Client Portfolio Manager and Principal, Mr. Wilson has been with Southeastern since 2002. Prior, he held positions with Citigroup in Tokyo as an Associate and at Baystate Financial Services in Boston as an Analyst. Mr. Wilson graduated with a bachelor's degree in History from Colgate University and a master's in International Economics from Johns Hopkins School of Advanced International Studies.



Gwin Myerberg
Client Portfolio Manager

A Southeastern employee since 2008, Ms. Myerberg is a Client Portfolio Manager based in our London office. Before joining the company, she worked as a Consultant for Deloitte and Touche in New York, NY and in Investor Relations at both Thales Fund Management in New York and Twinfields Capital Management in Greenwich, CT. Ms. Myerberg holds a bachelor's degree in Finance and Marketing from the McIntire School of Commerce at the University of Virginia.

Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds
28

Biographies

Client Portfolio Management (continued)



John R. Owen, Jr.
Client Portfolio Management Associate

Mr. Owen joined Southeastern in 2010 as Client Portfolio Management Associate. His career background includes positions as Account Manager at DeMarche Associates, Inc. in Kansas City, MO, Manager at Georgia-Carolina Manufacturing Co. in Augusta, GA, and Analyst at Willamette Management Associates in Atlanta, GA. Mr. Owen received his bachelor's degree in Management from Georgia Institute of Technology.

Portfolio Risk Management



Jim Barton, Jr., CFA
Head of Portfolio Risk Management · Principal

A Southeastern employee since 1998, Mr. Barton is currently a Principal and the Head of Portfolio Risk Management, after roles as a Client Portfolio Manager and Trader. Prior to Southeastern, he served as a Proprietary Futures/Options Trader at Louis Dreyfus Corporation in Memphis. Additionally, Mr. Barton played professional basketball for BG-07, Ludwigsburg, Germany during the 1990-1991 seasons. Mr. Barton holds a bachelor's in History from Dartmouth College.

Trading



Deborah L. Craddock, CFA
Head of Trading · Principal

As Head of Trading and a Principal, Ms. Craddock contributes 27 years of experience to Southeastern. Before joining the company in 1987, she worked as a Sales Assistant at Robison-Humphrey Co., Inc. in Memphis. Ms. Craddock's educational background includes a bachelor's in Economics from Rhodes College.



Jeffrey D. Engelberg, CFA
Senior Trader · Principal

Serving Southeastern as a Senior Trader and Principal, Mr. Engelberg has been with the company since 2007. His 14 year career includes positions as Senior Trader at Fir Tree Partners, Convertible Bond Trader at KBC Financial Products, and Listed Equity Trader at Morgan Stanley, all in New York. Mr. Engelberg holds a bachelor's in Economics and a master's in Business Administration, both from the Wharton School at University of Pennsylvania.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

29

Biographies Trading (continued) Michael A. Johnson Senior Trader Mr. Johnson joined Southeastern in 2011 as a Senior Trader and is based in our Singapore office. Prior to joining the company, he held the position of Senior Trader at Artio Global Investors (formerly Julius Baer Investment Management) and was Vice President of Trading at Lazard Asset Management, both in New York, NY. Mr. Johnson’s educational background includes a bachelor’s in Economics and International Relations from Connecticut College and a master’s from Stern School of Business at New York University. W. Douglas Schrank Senior Trader Mr. Schrank currently serves as a Senior Trader at Southeastern. Prior to joining the company in 2009, he worked as a Senior Trader at Para Advisors in New York and as a sell-side and buy-side Trader at Goldman Sachs in New York. Mr. Schrank received a bachelor’s in Political Science from Colgate University. Ken Anthony Trading Associate Mr. Anthony holds the position of Trading Associate and has been with Southeastern since 2005. His background includes a position as an Audit Associate at KPMG in Memphis. Mr. Anthony received both his bachelor’s and master’s in Accounting from the University of Mississippi. 30

Representative Separate Account Client List

Private Pensions (71)

- American Airlines
- Bhs
- Cable & Wireless
- Cox Enterprises
- General Mills
- Kellogg Company
- Lloyds TSB
- LonzaAmerica
- Massey Ferguson
- Merchant Navy Officers
- Metal Box
- National Grid USA
- Nestle
- Northern Foods
- Northrop Grumman
- Ormet
- Parker Hannifan

Foundations / Endowments (50)

- Allegheny College
- American Legacy Foundation
- American Psychological Association
- Carnegie Institution of Washington
- Church Pension Fund
- Claremont McKenna
- Cornell University
- Georgia Tech
- Grinnell College
- Groton School
- Hamilton College
- The Kellogg Company Trust
- Loyola University
- Temple University
- University of CO
- University of NE
- University of Pittsburgh
- University of Rochester
- Wellesley College
- Yawkey Foundation

Advisory & Subadvisory (17)

- Citadel
- Litman Gregory Masters' Select Equity Fund
- Litman Gregory Masters' Select Value Fund
- Longleaf Partners Funds (4)
- Vantagepoint Equity Income Fund
- Vantagepoint Aggressive Opportunities Fund

Healthcare Institutions (9)

- Dana-Farber Cancer Institute

Public Pensions & Taft Hartley (11)

Sovereign Wealth Funds (2)

Other (23)

At 12/31/12 Southeastern managed 183 accounts across 138 relationships. Clients on the list consist of separate institutional equity accounts representative of each category at 12/31/12. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services provided.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

31

Appendix

Market Review and Outlook: Value Underperformed Growth A strong bias for growth stocks over the last 5 years in the U.S. has been a headwind for value managers. Growth vs. Value – 5 Years ended 12/31/12 S&P 500 Index Russell 1000 Index 5 Year Cumulative Returns 5 Year Cumulative Returns 18.2% 16.6% Growth Growth Value Value 3.0% -0.7% 33 For institutional investors only

Market Review and Outlook: Growth/Value Cycles Value investing has delivered superior long-term returns in spite of underperforming cycles. Growth vs. Value – Rolling Annualized 5 Year Return Difference 20% Russell 1000 Value Outperforms Russell 1000 Growth Outperforms 15% 10% 5% 0% -5% -10% -15% Dec-84 Dec-88 Dec-92 Dec-96 Dec-00 Dec-04 Dec-08 Dec-12 34 For institutional investors only

Market Review and Outlook: Value Underperformed Growth A strong bias for growth stocks over the last 5 years in the U.S. and the last 3 years outside of the U.S. has been a headwind for value managers. Growth vs. Value – 5 & 3 Years ended 12/31/12 Russell 1000 Index MSCI EAFE Index 5 Year Cumulative Returns 3 Year Cumulative Returns 16.6% 16.4% Growth Value Growth Value 8.6% 3.0% Source: Factset 35 For institutional investors only

Market Review and Outlook: Growth/Value Cycles Value investing has delivered superior long-term returns in spite of underperforming cycles. Growth vs. Value – Rolling Annualized 5 Year Return Difference 20% Russell 1000 Value Outperforms 15% Russell 1000 Growth Outperforms 10% 5% 0% -5% -10% -15% Dec-85 Dec-88 Dec-91 Dec-94 Dec-97 Dec-00 Dec-03 Dec-06 Dec-09 Dec-12 12% MSCI World Value Outperforms MSCI World Growth Outperforms 8% 4% 0% -4% -8% Dec-84 Dec-86 Dec-88 Dec-90 Dec-92 Dec-94 Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06 Dec-08 Dec-10 Dec-12 Source: Factset 36 For institutional investors only

Market Review and Outlook: Value Underperformed Growth A strong bias for growth stocks over the last 3—5 years has been a headwind for value managers. Growth vs. Value – 3 & 5 Years ended 12/31/12 MSCI World MSCI World 3 Year Cumulative Returns 5 Year Cumulative Returns Growth 0.5% 27.1% Value 21.5% Growth Value -6.7% Source: Factset 37 For institutional investors only

Market Review and Outlook: Growth/Value Cycles Value investing has delivered superior long-term returns in spite of underperforming cycles. Growth vs. Value – Rolling Annualized 5 Year Return Difference Source: Factset 38 For institutional investors only

Returns After Previous Periods of Underperformance

Our clients' patience has been rewarded following times when our style was out of favor.

Southeastern Periods of Underperformance/Outperformance



Longleaf Partners Fund
S&P 500
1990
-20.1%
-1.1%
39.2%
30.5%
104.9%
54.6%
184.7%
115.5%
5 Quarters ended 12/31/90
1 Year Later
3 Years Later
5 Years Later
2000
-6.5%
35.3%
27.0%
-21.7%
27.6%
-41.0%
84.2%
-18.9%
7 Quarters ended 3/31/00
1 Year Later
3 Years Later
5 Years Later
2008
-55.5%
-37.85%
53.6%
26.5%
75.9%
48.6%
6 Quarters ended 12/31/08
1 Year Later
3 Years Later
2011
-3.1%
-0.3%
24.9%
30.8%
6 Quarters ended 9/30/11
1 Year Later

Average Annual Returns at December 31, 2012

	1 Year	3 Year	5 Year	10 Year	Since Inception 04/08/87
Longleaf Partners Fund	**16.53 %**	**10.10 %**	**0.25 %**	**6.26 %**	**10.80%**
S&P 500	16.00	10.87	1.66	7.10	8.81

For institutional investors only. *Performance shown is cumulative and net of fees. Each period shown above was taken from one of three larger groups of periods during which both absolute and relative returns were negative. From each group of periods, a representative period with the largest combined absolute and relative negative returns with a duration of at least 5 quarters was chosen. Current circumstances may not be comparable.*

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800) 445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Fund's Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.*** *The annual expense ratio for the Longleaf Partners Fund is 0.91%. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc. | Advisor to Longleaf Partners Funds

39

Flight to Certainty Bond flows leaving discarded equities cheap for value buyers Investors seeking a so-called safe haven have moved from equities to bonds, creating an attractive, long-term investment opportunity for business owners. Total Net Flows (01/01/08 to 10/31/12) U.S. Stock Funds : $ -310.5 Billion U.S. Bond Funds : 1,039.9 Billion Source: Morningstar Direct 40

Flight to Certainty Return on equity higher than return on lending Risk aversion has pushed the equity risk premium to extreme levels. Spread Between S&P 500 Forward Earnings Yield and 10-Year Treasury Yield 12/31/12: Annualized Total Returns (%) 6.03% Positive Spread After 12/31/53 (8.62% Positive Spread) 1 YR 3 YR 5 YR Annualized Total Returns (%) S&P 500 53.4 29.1 22.4 After 12/31/78 (5.99% Positive Spread) 10 YR T-Note 3.3 -0.1 0.8 1 YR 3 YR 5 YR S&P 500 20.5 14.9 17.7 10 YR T-Note 0.7 1.9 7.7 • Price risk in the “safe havens” • If bond yields revert to 50-year average, potential permanent loss of capital could be substantial upon sale Sources: Yields and returns — Bloomberg LP, Federal Reserve, Ibbotson Associates Inc., and FactSet Research Systems Inc.; S&P earnings estimates — Sanford C. Bernstein & Co. LLC. Note: S&P forward earnings yield calculated using the next year’s actual earnings/year-end price. 12/31/11 and 9/30/12 earnings yields use 2012 and blended 2012-13 earnings estimates. 41

Flight to Certainty—US Equities showing significant undervaluation in “Value” vs. “Quality” The spread between US “quality” stocks and US “value” stocks is close to the level reached in the financial crisis. US valuation spreads for “quality” stocks and “value” stocks US Valuation Spreads Current Percentiles Cheap Expensive Source: UBS Investment Research Notes: “Quality” is calculated using an equal-weighted combination of Return on Invested Capital, Gross Profit Margins, and Volatility (where high volatility equals low quality). “Value” is calculated using an equal-weighted combination of Earnings Yield, Book to Price Ratio, and Dividend Yield (all trailing). Within each category, companies are ranked based on the above factors within their respective GICS sectors, and the rank is divided by the number of companies in each sector to provide a company factor score. Valuation spreads are calculated as the median book-to-price ratio among the one-third of companies with the highest combined factor scores / median book-to-price ratio among the one-third of companies with the lowest combined factor scores. The percentile chart above shows the large difference between current (12/31/12) and historical valuation spreads since 12/31/02. 42

Flight to Certainty—Europe Equities showing significant undervaluation in “Value” vs. “Quality” The spread between European “quality” stocks and European “value” stocks is larger than the level reached in the financial crisis. European valuation spreads for “quality” stocks and “value” stocks European Valuation Spreads Current Percentiles Cheap Expensive Source: UBS Investment Research Notes: “Quality” is calculated using an equal-weighted combination of Return on Invested Capital, Gross Profit Margins, and Volatility (where high volatility equals low quality). “Value” is calculated using an equal-weighted combination of Earnings Yield, Book to Price Ratio, and Dividend Yield (all trailing). Within each category, companies are ranked based on the above factors within their respective GICS sectors, and the rank is divided by the number of companies in each sector to provide a company factor score. Valuation spreads are calculated as the median book-to-price ratio among the one-third of companies with the highest combined factor scores / median book-to-price ratio among the one-third of companies with the lowest combined factor scores. The percentile chart above shows the large difference between current (12/31/12) and historical valuation spreads since 12/31/02. 43

Case Studies

Cement/Aggregates Industry

After large stock declines a year ago, our cement and aggregates investments are beginning to pay off.

Strong stock performance in 2012 driven by:
- Anticipated U.S. housing recovery
- U.S. Transportation Bill
- Ongoing cost cutting
- Better pricing
- Balance sheet improvements

Significant opportunity remains:
- Oligopoly: pricing power and few threats
- Large upside with key profit drivers at depressed levels
- Additional upside in an economic recovery

Porter Model Analysis of Industry Strengths


Threat of Substitutes
LOW
No economically viable substitute for aggregates, cement, or concrete
Barriers to Entry
HIGH
Lengthy licensing and permitting (5-10 years)
High fixed costs
Rivalry: Localized oligopolies evoke rational pricing
Supplier Power:
MODERATE
Price takers for energy, freight, and labor but costs passed to consumer
Buyer Power
LOW
No substitutes +
High transportation costs protect local providers

Our investments are well positioned financially and operationally:
- CEMEX, Lafarge, Martin Marietta, Texas Industries, and Vulcan Materials
- Recent transactions priced above our per ton appraisal assumptions

For institutional investors only. *Securities named comprised the following portfolio weightings at 12/31/12: Longleaf Partners Fund—CEMEX 5.0%, Vulcan 4.8%; Longleaf Partners Small Cap Fund—Martin Marietta 5.5%, Texas Industries 11.3%; Longleaf Partners International Fund –Cemex 5.6%, Lafarge 7.0%.Discussion of particular investments should not be viewed as a recommendation to buy or sell any security or invest in any particular industry. Transactions in the last eighteen months for US cement plants have been at a price higher than that assumed in Southeastern appraisals on a USD per ton basis.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
45

CEMEX (CX) Good Business – Global leader in oligopolistic cement industry Overview • 3rd largest cement producer in the world • Leading supplier of aggregates and ready-mix concrete • Geographically diverse Geographic Diversification Competitive Advantage % of Appraisal Value By Geography • Local/regional oligopolies protect pricing • High barriers to entry • Few substitutes Good People – Owner-operator focused on shareholder value • Lorenzo Zambrano, CEO, significant family owner • Cost and debt reduction through economic dow ? Successfully managed debt wall in 2009 and 2012? Preserved shareholder value using capped calls w? $1 bln in planned asset sales by March 2013 ? $250 million in cost cutting for 2012 ? $400 million in recurring cost savings by 2014 46 Updated November 30, 2012

CEMEX (CX)

Good Price -- Price to value mid-60s%

Appraisal

- No current operating income from U.S.
- Appraisal Assumes:
  - Mid-single digit growth in Mexico and South America
  - U.S. EBITDA recovers to 65% of 2006 peak by 2019
  - Per ton cement value below recent transactions

Why the stock is cheap

- Uncertainty over U.S. construction recovery and global economy
- Vulnerability to infrastructure and construction spending cycles

Southeastern's View – Managing short-term challenges: large upside with global growth

- Mexico & South America growing
- Debt restructuring addressed 2014 maturities
- Substantial operating leverage when U.S., Europe, and Egypt recover
- Global need for infrastructure and housing

Managing the Debt

As of June 30, 2012, CEMEX faced substantial near-term debt maturities...



$ Billions
10.0
8.0
6.0
4.0
2.0
0.0
0.1
0.6
7.4
1.4
2.6
0.7
2.2
0.9
1.4
2012
2013
2014
2015
2016
2017
2018
2019
>2020

... Now, the debt has been restructured and the pro-forma maturity schedule is less daunting



$ Billions
10.0
8.0
6.0
4.0
2.0
0.0
0.1
0.1
1.2
1.4
3.1
4.8
2.7
0.9
2.9
2012
2013
2014
2015
2016
2017
2018
2019
>2020

Source: Company filings, Southeastern Estimates

***For institutional investors only.** Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. CEMEX represented 5.0% of the Longleaf Partners Fund and 5.6% of the Longleaf Partners International Fund at December 31, 2012.*

Southeastern Asset Management, Inc. Advisor to Longleaf Partners Funds

47

Updated November 30, 2012

Lafarge (LG-FR) Good Business – Global leader in oligopolistic cement industry with substantial emerging markets exposure Overview Geographic Diversification • World leader in building materials % of Appraisal Value By Geography ? #1 in cement; #2 in aggregates; #4 in concrete • Geographically diverse Competitive Advantage • Local/regional oligopolies protect pricing • High barriers to entry • Few substitutes Good People – Owner/operators who have built shareholder value • Bruno Lafont, CEO ? Transformed business by focusing on cement aggregates in emerging markets ? Exited non-core positions and sold gypsum in 2011 ? Reduced costs by moving plants to emerging markets ? Lowered debt through divestures, reduced dividends, and limited expansion cap-ex • Vested, independent board: Nassef Sawiris (20%); Groupe Bruxelles Lambert executives (21%) 48 Updated November 30, 2012

Lafarge (LG-FR) Good Price — Price to value Mid-70s% Appraisal Assumes • Continued growth in emerging markets • Modest growth in developed markets over time • Per ton cement values below recent transactions Why the stock is cheap • Headquarters in Europe—recession • Operations in the Middle East— turmoil • Concerns over the global construction and housing slowdown Southeastern’s View – Emerging markets growing and eventual developed market recovery • 70% of value in emerging markets • Longer term construction demand with economic growth For institutional investors only. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern’s appraisal of the company’s intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Lafarge represented 7.0% of the Longleaf Partners International Fund at December 31, 2012. 49 Updated November 30, 2012

Chesapeake Energy Corp. (CHK) Good Business –2nd largest U.S. producer of natural gas with growing oil and liquids Chesapeake’s Current Areas of Operation production (approximately 20% of units and >50% of revenues) • Leading position in 3 top gas plays and 4 top liquids plays • Low cost position due to land acquisition competitive edge Good People – CEO built substantial shareholder value; 2012 board transformation • Since 2008, added significant value by monetizing assets • Since 2006, added $8.7B to value through net hedging gains • Improved governance to best in class: ? Independent chair Source: Sept 2012 ? Lower board pay Investor Presentation ? New, heavily vested directors ? Ending Founders Well Participation Program (FWPP) early 50 Updated November 30, 2012

Chesapeake Energy Corp. (CHK)

Good Price – Price to value below 50%

- Stock price implies gas prices below futures strip for proven wells and zero value for unproven reserves
- Our appraisal assumes:
  - Futures strip prices for natural gas (from ~$3.00 current spot to over $5.00 in 8 years)
  - Remove reserves related to VPP commitments ("off balance sheet liabilities")
  - No credit for future supply/demand shift improvements

Why the stock is Cheap

- Low natural gas prices
- 2012 funding needs and 2013 spending plan
- Controversy around Aubrey McClendon

Southeastern's View – Best energy assets, unprecedented governance, large upside in long-term demand

- Governance resolved with board changes
- Asset sales of $11.6 B YTD with plans for $1-3 B more in 2012
- 2013 EBITDA should cover maintenance cap-ex and interest expense
- Upside if gas moves north of current pricing

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Chesapeake Energy represented 7.1% of the Longleaf Partners Fund at December 31, 2012.*

Southeastern Asset Management, Inc. | Advisor to Longleaf Partners Funds

51

Updated November 30, 2012

Fiat Industrial (FI-IT) Good Business – Among the world’s largest capital goods companies Overview • Three global operating companies: ? CNH – Agriculture and Construction Geographic Exposure ? Iveco – Commercial Vehicles As a % of FY11 Revenue ? FPT Industrial – Engines and Powertrains • 2nd largest agriculture machinery manufacturer • (Case and New Holland) Europe – 32.8% • Top 5 in commercial trucks in Europe ex Italy and Latam North 24.9% America • High margin aftermarket business Italy 10.2% Competitive Advantage • Comprehensive product offering Rest of 15.2% • Trusted network of dealers and distributors Latin World 16.9% • Consolidated industry with pricing power America Good People – Proven operating and value recognition record • Agnelli family, guided by John Elkann, owns 30% through Exor • Sergio Marchionne, Chairman 52 Updated December 31, 2012

Fiat Industrial (FI-IT)

Good Price -- Price to value low-60s%

Why the stock is cheap

- Trough margins
- CNH liquidity discount given FI's 88% ownership
- Viewed as Italian business
- New entity, spun-off from Fiat in 2011

Southeastern's View – Leader in agriculture and commercial equipment and aftermarket with a strong management team

- Globally diverse; growth in China, Latam & India
- CNH acquisition:
  - Removes liquidity discount of CNH
  - Improves company visibility (NYSE Listing)
  - Reduces cost of debt
  - Lowers tax rate (reincorporation in Netherlands)

Segment Breakdown

% of Value Appraisal



CNH AG
CNH CE
Iveco
CASE IH
CASE
IVECO
52%
4%
32%
NEW HOLLAND
NEW HOLLAND
FPT
12%
FPT INDUSTRIAL

Source: Fiat Industrial Investor Presentation

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Fiat Industrial represented 2.57% of the Longleaf Partners International Fund at December 31, 2012.*

Southeastern Asset Management, Inc. Advisor to Longleaf Partners Funds

53

Updated December 31, 2012

Level 3 Communications (LVLT) Global Internet Trends Good Business – Vast, irreplaceable network; rapidly Global internet traffic is forecast to grow at 29% CAGR growing utilization from 2011 to 2016 Overview Exabytes per Month — • Among world’s largest internet backbones An exabyte is 1 billion gigabytes 109 • Spans 45 countries, 3 continents, 450 cities 94 • Unique combination of long-haul and metro routes 77 Business ? 100,000 miles intercity ; 30,000 miles metropolitan 59 Consumer Bandwidth demand rapidly growing 44 • 31 Competitive Advantage • Impossible to replicate metro assets 2011 2012 2013 2014 2015 2016 • Low-cost network in long haul Source: Cisco Visual Networking Index Global IP Traffic Forecast, 2011-2016 • Global network coverage (May 30, 2012) Level 3’s global network can service that growth Good People – Deep industry experience and technical expertise • Jeff Storey, President and COO – meeting sales targets • Mike Glenn – FDX – appointed to the board • Temasek Holdings – owns 25% and holds 3 board seats Source: Level 3 Communications 54 Updated October 2, 2012

Level 3 Communications (LVLT)

Level(3) COMMUNICATIONS

Good Price – Price to value below 50%

Appraisal

- Assumes:
  - 5% revenue growth this year/7% average over 8 years

Why the stock is cheap

- No direct comps to properly value assets
- Historic debt levels
- EBITDA multiple in line with industry but ignores LVLT's lower required capex and tax advantage

Southeastern's View – Industry consolidation; growing demand; high contribution margins

- Consolidation improves pricing, highlights asset values
- Surge in video, cloud, mobile accelerates demand
- Acquisition of GLBC:
  - Debt coverage ratios no longer an issue
  - Foothold in Latin America; stronger foothold in UK
  - Cost savings of $300 million
  - Sales expertise added

Credit Profile Pre and Post GLBC

Level 3 Communications
2011 Credit Profile

Reported Debt	$	8,450 Million
(Less Cash)		918 Million
Net Debt	**$**	**7,532 Million**

2011 Adjusted EBITDA* ex-Acquisition Costs

Level 3 (Standalone)	$	961 Million
LVLT/GLBC (Pro-Forma)	$	1,303 Million

Net Debt to EBITDA Coverage Ratios

LVLT Pre-GLBC	LVLT Post-LBC
7.8X	5.8X

Source: Company filings

*Adjusted EBITDA is defined by LVLT as net income (loss) from the Consolidated Statements of Operations before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization, non-cash stock compensation expense, and discontinued operations.

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Level 3 Communications represented 4.5% of the Longleaf Partners Fund and 4.3% of the Longleaf Partners Small Cap Fund at December 31, 2012.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

55

Updated October 2, 2012

Mondelez International (MDLZ) Good Business – Dominant, global snack food brands Overview • World leader in chocolate, biscuits/cookies, candy, and powdered beverages • #2 in gum and coffee • 15 “Global Power Brands” constitute 60% of Revenues • Growing emerging markets account for over 40% of revenue Competitive Advantage 15 Global Power Brands • Entrenched, dominant brands Represent 60% of total company revenues • #1 or #2 market share across geographies • Worldwide distribution network • Advertising scale Good People – Operationally strong with proper incentives • Irene Rosenfeld, CEO, came from Kraft • Management incentives aligned with shareholders • Independent directors with deep consumer products experience Source: Mondelez Investor Presentation 56 Updated December 31, 2012

Mondelez International (MDLZ)

Good Price

Appraisal Assumes

- Grow distribution in existing markets
- New market penetration
- Pricing power

Why the stock is cheap

- Disappointing initial guidance due to FX fluctuations
- Spun off from Kraft with lower than expected yield

Southeastern's View – High growth brands with leading market positions and strong distribution network

- Strong free cash flow growth
- Attractive opportunities in the developing markets
- Margin improvement potential:
  - Optimize product mix via power brands
  - Control costs

Geographic Breakdown

% of FY2011 revenues


North America 19%
Latin America
CEE
Developing Markets 44%
MEA
Asia Pacific
Europe 37%

Source: Mondelez Investor Presentation

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. Mondelez represented 3.95% of the Longleaf Partners Fund at December 31, 2012.*

Southeastern Asset Management, Inc. Advisor to Longleaf Partners Funds

57

Updated December 31, 2012

HRT Participacoes (HRTP3—BR) HRT Brazilian & Namibian Blocks Good Business – Unique assets near producing wells Overview • Oil & gas exploration & production: 21 Brazilian Blocks and 12 Namibian Blocks • Brazil Solimoes onshore (JV with TNK-BP) ? Oil and gas producing region • Largest Namibia offshore acreage ? Secured rig to drill ? Negotiating with potential farm-in partners Competitive Advantage • Technical expertise and operational experience • Government resistance to outsiders in Brazil resources Good People – Vested owners with strong Brazilian and industry expertise • Monetized 45% Solimoes for $1B from TNK-BP • 25+ years geological and drilling expertise in Brazil • Improved governance by adding independent board members Intended for use by Southeastern clients and institutional investors only Updated November 30, 2012

HRT Participacoes (HRTP3 - BR)

Good Price - Price-to-Value low-30s%

Appraisal

- Assumes:
  - Solimoes carried at price TNK-BP paid for 45% stake
  - Namibian certified reserves at $0.10/barrel

Why the stock is cheap

- Poor communication and disappointing execution
- Drilling results indicate higher cost and time to extract oil
- No cash flow for several years

Southeastern's View – Deeply discounted, high probability acreage with management expertise

- Management reducing cash burn and exploring farm outs
- Upside of $5 B in incentive fees in Brazil from TNK-BP
- Upside in Namibian acreage with increasing attention from majors

How Cheap Is HRT?

Real Per Share

Cash and Cash Receivables **R$5.40**

\+

Solimoes Value **R$8.97** (based on TNK-BP Price for 45% stake)

\+

Namibian Value **R$4.52** (D&M certified resources at $0.10/boe)

=

Our Low Appraisal Value **~R$18.89**

Stock Price R$5.10

Source: Southeastern estimates

For institutional investors only. *Discussion of particular investments should not be viewed as a recommendation to buy or sell any security. Price to Value (P/V) is a calculation that compares the price of a stock to Southeastern's appraisal of the company's intrinsic value. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight. HRT Participacoes represented 1.2% of the Longleaf Partners International Fund at December 31, 2012.*

Southeastern Asset Management, Inc. Advisor to Longleaf Partners Funds

Intended for use by Southeastern clients and institutional investors only

Updated November 30, 2012

Southeastern Asset Management, Inc.

Disclosures Before investing, view longleafpartners.com to carefully read the Prospectus or Summary Prospectus and consider the Funds’ investment objectives, risks, charges, and expenses. Fund Ownership includes the following risks—stock market, investment selection, corporate ownership, non-diversification, non-US investment, small cap (particularly for the Small-Cap Fund), focused geography, and derivatives—discussed in the Prospectus. Portfolio holdings discussed are subject to change. Funds distributed by Rafferty Capital Markets, LLC. Further information about Southeastern Asset Management can be found in our ADV Part 2, available at www.adviserinfo.sec.gov. Discussion of particular investments is not a recommendation to buy or sell any security. For Institutional Investors Only

Who We Are Southeastern Asset Management Inc. (“SAM”) is a high conviction, concentrated, value-oriented investor in global public equities. Established in 1975, the firm manages in excess of $31 billion on behalf of Sovereign Wealth Funds, Family Offices, High Net Worth Individuals, Endowments, Foundations and Pensions. SAM is an independent investment firm and is 100% employee owned. Employees and their families are the largest investor group in our US mutual funds with in excess of $1 billion invested alongside the firm’s clients thereby owning the same securities and paying the same fees. The firm, which has 65 employees, is headquartered in Memphis, Tennessee with offices in London, Singapore, Sydney and Tokyo.

How We Invest SAM manages concentrated portfolios generally comprised of 18-22 stocks in which investments are held for an average of 5-7 years. Portfolios are managed along four mandates: US Large Cap Value (average market capitalization of $24-26 billion); Global Value (average market capitalization of $18-20 billion); US Small Cap Value (closed since 1997); and, non-US Large Cap Value. Assets are managed in fund and separately managed account (“SMA”) formats: the four Longleaf Partners Mutual Funds (US Large Cap Value, US Small Cap Value, Non-US Value and Global Value) which are open only to US investors; two Irish domiciled Longleaf Partners UCITS Funds (US Large Cap Value and Global Value) which are open only to non-US investors; and, separately managed accounts, primarily US Large Cap Value and Global Value. SMA’s comprise approximately 60% of assets under management with the UCITS and US mutual funds comprising the balance of 40%.

Selection Criteria: We Buy Businesses, Not Stocks SAM’s investment philosophy is to invest only in high quality companies, that are managed by highly competent, financially aligned owner operators that are priced at 60% or less of a conservative appraisal. The firm seeks to invest in businesses that have a competitive advantage that is understood and, therefore, can be valued, which are not highly regulated or subject to extensive litigation, which are not highly leveraged, and which generate real, measurable cash flow, as opposed to stated earnings. The firm’s objective is to invest in businesses which generate a free cash flow yield of 10% or higher. The firm seeks to partner with honorable, capable managers whose personal financial interests are aligned with SAM’s investment partners and principals. In many cases this means investing alongside owner operators, such as the Tisch Family at Loews Corp.* SAM seeks to partner with managers who have a proven track record of allocating capital and free cash flow so as to enhance value per share for all shareholders. Finally, the firm is disciplined on price: the firm will invest in businesses which are generally available at a price of 60% or less of appraised value (price-to-value or p/v). *Loews represented 7.3% of the Longleaf Partners Fund at December 31, 2012.

Our Investment Process: Global But Grounded SAM has employed the same investment process since it was founded 38 years ago. SAM, through its five offices in Memphis, London, Singapore, Sydney and Tokyo, has the ability to source investment ideas locally. The firm’s 10 investment analysts are all generalists, allowing them to evaluate businesses and make recommendations for the portfolio from any industry and from any venue. Being a generalist allows an analyst to advocate for the best investment as opposed to the best investment in a single industry group. Additionally, the flexibility associated with being a generalist is highly attractive to analysts who value their ability to search widely, and, thus, personnel turnover at the firm has been low; over the years the firm has amassed substantial knowledge of many businesses and industries around the world and has also developed an extensive network of expert business contacts which aide substantially in the performance of due diligence. The firm deploys an extensive, private equity-like due diligence process in evaluating investment opportunities but, unlike private equity firms, does not utilize leverage in its investments, and investments are in liquid, easily realizable quoted equities.

Our Investment Process: Disciplined and Repeatable One attribute of investing in a concentered fashion is that the firm is a large owner in each business in which it invests, often the largest shareholder. SAM’s size and reputation for being a supportive, long-term investor helps facilitate a dialog with management that allows for the exchanging of ideas on capital allocation, as well as a deeper understanding of the business. The due diligence process is focused on an extensive appraisal of the business which encompasses a detailed discounted cash flow model and a valuation of all of the parts of the business in order to arrive at a true net asset value; both of these are compared to data on comparable transactions from the firm’s proprietary database which has been compiled over the past 38 years. Decisions on which companies qualify for potential inclusion in portfolios rest with the firm’s investment committee which is made up of the firm’s 10 research analysts. Decisions are consensual and based on careful evaluation of facts and values. All portfolios are built “bottom-up,” not following some sort of a macro plan or with a view toward adhering to a benchmark – SAM is totally benchmark agnostic. That also means that the firm will do nothing if there are no qualifying investments.

Investing for the Long-term The strategy that SAM deploys is appropriate for investors with medium to long-term investment horizons. As the firm invests in stocks available at steep discounts to intrinsic value, the companies are often temporarily out of favor with the ‘market’ and the realization of SAM’s investment thesis may take several years to come to fruition. The firm is very private equity-like in its approach in respect of the depth and degree of diligence undertaken prior to investment, the concentration of the portfolio (18-22 stocks) and the average investment period per name of 5-7 years and often longer. However, unlike private equity funds, the firm does not use leverage, investors are offered daily liquidity and investment management fees are lower.

How We Manage Portfolio Risk From a portfolio management perspective, the firm does not seek to replicate any benchmark and, therefore, is likely to demonstrate high tracking error when compared to an unmanaged equity index. The firm has specific concentration limits of generally no more than 10% of the portfolio in any one company, no more than two or three direct competitors in the portfolio and no more than 25% of the portfolios in a given industry. The firm has a formal risk group which performs periodic quantitative analysis of the portfolios which it manages in order to inform the CIO about potential risks in the portfolio.

A Look at Performance Since early 1987, 26 years ago, the Longleaf Partners Fund has compounded at 10.8% per annum or an absolute return of 1,301% through the end of 2012. Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended December 31, 2012 are as follows: Partners Fund: 16.53%, 0.25%, 6.26%, and 10.80%; S&P 500: 16.00%, 1.66%, 7.10%, and 8.81%. Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted. An index of 500 stocks are chosen for market size, liquidity and industry grouping, among other factors. The S&P is designed to be a leading indicating of U.S. equities and is meant to reflect the risk/return characteristics of the large cap universe. An index cannot be invested in directly.

Longleaf Partners Fund Performance Portfolio Returns at 12/31/12 – Net of Fees 4Q 1 Year 3 Year 5 Year 10 Year 15 Year 20 Year 25 Year Since Inception Cumulative Return 4/8/87 LLPF 3.11% 16.53% 33.46% 1.27% 83.52% 161.41% 588.76% 1,509.91% 1,301.23 % S&P 500 -0.38 16.00 36.30 8.59 98.58 92.82 385.19 913.62 779.12 Returns Because reflect S&P 500 reinvested was available capital only gains at and month-end dividends in but 1987, not we the used deduction the value of taxes at 3/31/87 an investor to calculate would S&P pay on 500 distributions performance or since share inception. less redemptions. than original Past cost. performance Visit longleafpartners. does not guarantee com for future current results. performance, Fund prices which fluctuate may be and, higher when or lower redeemed, than the shares past may performance be worth quoted. more or

Partners Fund Rolling 5 Year Relative Returns We have faced previous weak relative periods but outperformed over most full cycles. LLPF vs. S&P 500 Index—Rolling Annualized 5 Year Return Difference Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended December 31, 2012 are as follows: Partners Fund: 16.53%, 0.25%, 6.26%, and 10.80%; S&P 500: 16.00%, 1.66%, 7.10%, and 8.81%. Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception. Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted. An index of 500 stocks are chosen for market size, liquidity and industry grouping, among other factors. The S&P is designed to be a leading indicating of U.S. equities and is meant to reflect the risk/return characteristics of the large cap universe. An index cannot be invested in directly.

Partners Fund Holdings Summary at 12/31/12 We own strong market leaders at attractive discounts. Holdings Portfolio Details % of Net Assets Loews 7.3 % Chesapeake Energy (common, preferred) 7.1 Philips Electronics 6.0 DIRECTV 6.0 FedEx 5.9 Dell 5.5 CONSOL Energy 5.2 CEMEX (bonds) 5.0 Bank of New York Mellon 4.9 The Travelers Companies 4.9 Vulcan Materials 4.8 Aon 4.8 Level(3) Communications 4.5 Walt Disney 4.2 Mondelez International 4.0 Abbott Laboratories 4.0 Franklin Resources 3.4 Berkshire Hathaway 3.4 Cash 9.1 Total 100.0 % Inception 4/8/87 # of Securities 18 Net Assets $7.7 billion Dividend Yield 1.6% Weighted Average Market Cap $36.0 billion YTD Expense Ratio 0.91% Turnover (5 Year Average) 29% Sector Weights v. Benchmark (stocks and bonds)

Partners Fund Yearly Performance

Calendar Year Performance Net of Fees at 12/31/12

Year	Net	S&P 500	Year	Net	S&P 500
1987*	-12.96%	-13.27%	2001	10.34%	-11.89%
1988	35.19%	16.61%	2002	-8.34%	-22.10%
1989	23.26%	31.69%	2003	34.80%	28.68%
1990	-16.35%	-3.10%	2004	7.14%	10.88%
1991	39.19%	30.47%	2005	3.62%	4.91%
1992	20.47%	7.62%	2006	21.63%	15.79%
1993	22.20%	10.08%	2007	-0.44%	5.49%
1994	8.96%	1.32%	2008	-50.60%	-37.00%
1995	27.50%	37.58%	2009	53.60%	26.46%
1996	21.02%	22.96%	2010	17.89%	15.06%
1997	28.25%	33.36%	2011	-2.85%	2.11%
1998	14.28%	28.58%	2012	16.53%	16.00%
1999	2.18%	21.04%			
2000	20.60%	-9.10%			

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its benchmark for the one, five, ten year and since 4/8/87 inception periods ended December 31, 2012 are as follows: Partners Fund: 16.53%, 0.25%, 6.26%, and 10.80%; S&P 500: 16.00%, 1.66%, 7.10%, and 8.81%.

Because S&P 500 was available only at month-end in 1987, we used the value at 3/31/87 to calculate S&P 500 performance since inception.

Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions. Past performance does not guarantee future results. Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Visit longleafpartners.com for current performance, which may be higher or lower than the past performance quoted.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

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Biographies Research O. Mason Hawkins, CFA Chairman ? Chief Executive Officer A founder of Southeastern Asset Management in 1975, Mr. Hawkins leads the company as Chairman and CEO with 41 years of investment experience. Prior to the company’s founding, he served as Director of Research for both Atlantic National Bank in Jacksonville, FL and First Tennessee Investment Management in Memphis. Mr. Hawkins graduated with a bachelor’s degree in Finance from the University of Florida and received his master’s in Business Administration in Finance from the University of Georgia. G. Staley Cates, CFA President ? Chief Investment Officer With 28 years of investment experience, Mr. Cates serves as President and Chief Investment Officer of Southeastern. Prior to joining the company in 1986, he worked as a research associate at Morgan, Keegan & Co. in Memphis. Mr. Cates graduated from the University of Texas with a bachelor’s degree in Business Administration. Ross Glotzbach, CFA Deputy Director of Research ? Principal Mr. Glotzbach holds the position of Deputy Director of Research and Principal and has been with Southeastern since 2004. He came to the company from Stephens Inc. in Little Rock, AR where he was a Corporate Finance Analyst. Mr. Glotzbach graduated from Princeton University with a bachelor’s in Economics. James E. Thompson, Jr., CFA Senior Analyst ? Principal A Senior Analyst and Principal with Southeastern, Mr. Thompson carries a range of experience over his 25 year investment career. He rejoined Southeastern in 2010 after previously holding the position of Vice President from 1996-2007, when he opened our London office. He formerly served as the Senior Vice President and Team Leader at Mackenzie Cundill in Vancouver, Vice President of Salem Investment Counselors in Winston-Salem, NC, and Senior Analyst at Wachovia Bank and Trust Co., also in Winston-Salem. Mr. Thompson received a bachelor’s degree in Business Administration from the University of North Carolina and a master’s in Business Administration from the University of Virginia.

Biographies Research (continued) Ken Ichikawa Siazon Senior Analyst ? Principal A Southeastern employee since 2006, Mr. Siazon holds the position of Senior Analyst and Principal and heads our Asian research based in Singapore. Before joining the company, he worked with Lehman Brothers in Singapore, Tokyo, and Hong Kong, JP Morgan in Hong Kong and New York, Ford Motor Company in Tokyo, and Fuji Bank in Tokyo. Mr. Siazon received his bachelor’s degree in Systems Engineering from the University of Virginia and holds a master’s in Business Administration from Harvard Business School. T. Scott Cobb Senior Analyst ? Principal Mr. Cobb serves as a Senior Analyst and Principal for Southeastern and heads our European research in London. He has 18 years of investment experience, joining Southeastern in 2006 after holding positions at Smith, Salley & Associates in Greensboro, NC, with a private investor in Chapel Hill, and at CST Investments, LLC in Memphis. Mr. Cobb graduated with a bachelor’s in History from University of Memphis and a master’s in Theological Studies from Covenant Theological Seminary. Lowry H. Howell, CFA Senior Analyst ? Principal A Senior Analyst and Principal at Southeastern, Mr. Howell’s investment experience spans 18 years. Prior to joining the company, he served as Security Analyst and Principal at Flippin, Bruce & Porter in Lynchburg, VA, as well as Equity Analyst and Associate Vice President at Southern Capital Advisors in Memphis. Mr. Howell holds both a bachelor’s in Finance and master’s in Accounting from Rhodes College. Josh Shores, CFA Senior Analyst ? Principal Based in London, Mr. Shores is a Senior Analyst and Principal at Southeastern. He joined Southeastern in 2007 after working at Smith, Salley & Associates in Greensboro, NC and Franklin Street Partners in Chapel Hill, NC. A University of North Carolina graduate, Mr. Shores holds a bachelor’s degree in Philosophy and Religious Studies.

Biographies Research (continued) Manish Sharma, CFA Senior Analyst ? Principal Joining Southeastern in 2010 as an analyst, Mr. Sharma contributes a range of experience. In addition to being the Senior Manager at American Express in New York and Senior Analyst at Capital One Finance in Boise, ID, he carried out Equity Research internships at the State Bank of India in Mumbai, at Weitz Funds in Omaha, NE and at MFS Investment Management in London. Mr. Sharma holds a degree in Mechanical Engineering from Indian Institute of Technology, a master’s in Mechanical Engineering from Michigan State University, and a master’s in Business Administration from University of Chicago. Brandon Arrindell Analyst Mr. Arrindell has served as an analyst with Southeastern since 2010. Prior to joining the company, he worked as an Investment Banking Analyst for Morgan Stanley in New York. Mr. Arrindell received a bachelor’s degree in Economics from Harvard College. Client Portfolio Management Fraser E. Marcus Head of Global Business Development As the Head of Global Business Development at Southeastern since 2010, Mr. Marcus brings 37 years of investment experience to both our London and Memphis offices. Before joining Southeastern, he held the title of Head Strategic Advisory Europe and Middle East for Lehman Asset Management, was a Managing Partner for Dartmouth Capital Partners LLP, served as Managing Director and Co-Head of Investment Banking at ING Barings, and was Managing Partner of The Chief Executive Partnerships, all in London. Working out of both London and New York, Mr. Marcus also previously held the roles of Managing Director of Investment Banking at Salomon Brothers and Vice President of Manufacturers Hanover Limited. He graduated from Dartmouth College with a bachelor’s in English and Mathematics. Doug Burton, CFA Head of Australia/New Zealand Based in Sydney, Mr. Burton has served as Southeastern’s Head of Australia/New Zealand since 2011. He previously held positions as the Global Head of Client Service and CEO Americas for AXA Rosenberg in Orinda, CA, Managing Director for Australia/New Zealand for AXA Rosenberg in Sydney, and Client Portfolio Manager and Head of Client Service at AXA Rosenberg in Orinda. Additionally, Mr. Burton worked for Deseret Mutual Benefit Administrators in Salt Lake City, UT as a Portfolio Manager. His education includes a bachelor’s in Economics and a master’s in Finance, both from Brigham Young University, and a master’s in Economics from University of Utah.

Biographies

Client Portfolio Management (continued)



Lee B. Harper
Head of Client Portfolio Management · Principal

With Southeastern since 1993, Ms. Harper is a Principal and currently serves as the Head of Client Portfolio Management. She came to Southeastern from her role as a consultant at IBM Memphis, in addition to previously working as a Business Analyst at McKinsey & Company in Atlanta, GA. Ms. Harper graduated from the University of Virginia with a bachelor's degree in History and Communications and holds a master's in Business Administration from Harvard Business School.



Peter T. Montgomery
Mutual Fund Institutional Client Manager

Mr. Montgomery joined Southeastern in 2010 as Mutual Fund Institutional Client Manager. His 16 year investment career includes roles as Senior Relationship Manager at Private Capital Management in Naples, FL and Relationship Manager at Trusco Capital Management in Atlanta, GA. Mr. Montgomery received a bachelor's in Economics from Western Carolina University and a master's in Finance from Georgia State University.



Gary M. Wilson, CFA
Client Portfolio Manager · Principal

Currently a Client Portfolio Manager and Principal, Mr. Wilson has been with Southeastern since 2002. Prior, he held positions with Citigroup in Tokyo as an Associate and at Baystate Financial Services in Boston as an Analyst. Mr. Wilson graduated with a bachelor's degree in History from Colgate University and a master's in International Economics from Johns Hopkins School of Advanced International Studies.



Gwin Myerberg
Client Portfolio Manager

A Southeastern employee since 2008, Ms. Myerberg is a Client Portfolio Manager based in our London office. Before joining the company, she worked as a Consultant for Deloitte and Touche in New York, NY and in Investor Relations at both Thales Fund Management in New York and Twinfields Capital Management in Greenwich, CT. Ms. Myerberg holds a bachelor's degree in Finance and Marketing from the McIntire School of Commerce at the University of Virginia.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

17

Biographies

Client Portfolio Management (continued)



John R. Owen, Jr.
Client Portfolio Management Associate

Mr. Owen joined Southeastern in 2010 as Client Portfolio Management Associate. His career background includes positions as Account Manager at DeMarche Associates, Inc. in Kansas City, MO, Manager at Georgia-Carolina Manufacturing Co. in Augusta, GA, and Analyst at Willamette Management Associates in Atlanta, GA. Mr. Owen received his bachelor's degree in Management from Georgia Institute of Technology.

Portfolio Risk Management



Jim Barton, Jr., CFA
Head of Portfolio Risk Management · Principal

A Southeastern employee since 1998, Mr. Barton is currently a Principal and the Head of Portfolio Risk Management, after roles as a Client Portfolio Manager and Trader. Prior to Southeastern, he served as a Proprietary Futures/Options Trader at Louis Dreyfus Corporation in Memphis. Additionally, Mr. Barton played professional basketball for BG-07, Ludwigsburg, Germany during the 1990-1991 seasons. Mr. Barton holds a bachelor's in History from Dartmouth College.

Trading



Deborah L. Craddock, CFA
Head of Trading · Principal

As Head of Trading and a Principal, Ms. Craddock contributes 27 years of experience to Southeastern. Before joining the company in 1987, she worked as a Sales Assistant at Robison-Humphrey Co., Inc. in Memphis. Ms. Craddock's educational background includes a bachelor's in Economics from Rhodes College.



Jeffrey D. Engelberg, CFA
Senior Trader · Principal

Serving Southeastern as a Senior Trader and Principal, Mr. Engelberg has been with the company since 2007. His 14 year career includes positions as Senior Trader at Fir Tree Partners, Convertible Bond Trader at KBC Financial Products, and Listed Equity Trader at Morgan Stanley, all in New York. Mr. Engelberg holds a bachelor's in Economics and a master's in Business Administration, both from the Wharton School at University of Pennsylvania.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

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Biographies Trading (continued) Michael A. Johnson Senior Trader Mr. Johnson joined Southeastern in 2011 as a Senior Trader and is based in our Singapore office. Prior to joining the company, he held the position of Senior Trader at Artio Global Investors (formerly Julius Baer Investment Management) and was Vice President of Trading at Lazard Asset Management, both in New York, NY. Mr. Johnson’s educational background includes a bachelor’s in Economics and International Relations from Connecticut College and a master’s from Stern School of Business at New York University. W. Douglas Schrank Senior Trader Mr. Schrank currently serves as a Senior Trader at Southeastern. Prior to joining the company in 2009, he worked as a Senior Trader at Para Advisors in New York and as a sell-side and buy-side Trader at Goldman Sachs in New York. Mr. Schrank received a bachelor’s in Political Science from Colgate University. Ken Anthony Trading Associate Mr. Anthony holds the position of Trading Associate and has been with Southeastern since 2005. His background includes a position as an Audit Associate at KPMG in Memphis. Mr. Anthony received both his bachelor’s and master’s in Accounting from the University of Mississippi.